October 23, 2008

Sharon Bloom, Reviewing Accountant

Division of Corporation Finance

U.S. Securities Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Swedish Export Credit Corporation Form 20-F filed for the year ended December 31, 2007 File No. 1-8382

Dear Ms. Bloom:

This letter sets forth the responses of Swedish Export Credit Corporation (“SEK” or the “Company”) with respect to the Staff’s comment letter dated September 19, 2008 regarding SEK’s Form 20-F for the year ended December 31, 2007 (the “2007 20-F”). The numbered responses in this letter correspond to the numbered paragraphs from the comment letter. To facilitate the Staff’s review, we have included the full text of each comment before setting out our related response.

We are submitting this letter through EDGAR as correspondence, as well as providing an additional courtesy copy via fax.

Item 3. Key Information

A. Selected Financial Data, page 3

1.

Please tell us how you considered the guidance of Release 33-8176 – Conditions for Use of Non-GAAP Financial Measures – as it relates to your presentation of Core Earnings (operating profit less changes in fair value related to financial assets except held for trading securities, financial liabilities and related derivatives). Explain to us why you believe this measure is allowed under the guidance or confirm to us that you will omit this measure from your future filings. Also, refer to Question 28 of the Staff’s Frequently Asked Questions (FAQ) regarding the Use of Non-GAAP Financial Measures available at www.sec.gov.

Response:

In order to comprehensively respond to the Staff’s comment, we believe that it is important to provide some detailed background as to why we have chosen to use the non-GAAP financial measure, “Core Earnings.”

As can be expected for any company engaged in international trade financing, SEK is an extensive user of derivatives, which we use only for the purpose of hedging of

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financial risk (and not for trading or speculative purposes). Our experience from applying SFAS 133 in the reconciliation of the required line items from Swedish GAAP to U.S. GAAP, from January 1, 2001 to December 31, 2006, indicated that if one is not permitted or not prepared to apply hedge accounting or hedge accounting-like treatment for some transactions, notwithstanding the fact that one is a user of derivatives for hedging purposes, this will result in volatility in U.S. GAAP net income and shareholders’ equity that does not reflect the substance of the underlying economic consequences of the derivatives. This is due to the fact that, under SFAS 133, a derivative is carried at fair value in the balance sheet while the underlying asset or liability that the derivative serves to hedge is often carried at amortized cost (resulting in what is sometimes referred to in the accounting literature as an “accounting mismatch”). In our reports on Form 20-F during the aforementioned period we very explicitly stated that we believed U.S. GAAP did not, for the above-mentioned reason, reflect the economic substance of our derivatives transactions and also stated that “operating profit” under Swedish GAAP – which is substantially the same as Core Earnings – better reflected the economic substance of such transactions.

In preparing for implementation of IFRS as of January 1, 2007, we were therefore concerned that the significant volatility we had experienced in our U.S. GAAP earnings and shareholders’ equity in the years between 2001 and 2006 could also be experienced under IFRS. We continue to believe that such volatility would not reflect the underlying economic effects of our using derivatives for hedging purposes. We were also concerned about the fact that certain – for us – very important amendments to IAS 39 (for example the introduction of optional fair-value accounting, and authority to apply such treatment to liabilities) were only introduced in the Swedish IFRS implementing legislation at a very late stage (in fact, the final instructions for applying fair-value accounting to liabilities were issued only one week before January 1, 2007.) As a result, our ability to predict the effect on our principal accounting measures of our required adoption of IFRS prior to the date of adoption was extremely limited. Faced with the possibility of significant volatility in our IFRS earnings and equity, we introduced a non-GAAP performance measurement designed to replicate (as far as practically possible) the same features as our previous Swedish GAAP performance measurement.

Having applied IFRS for approximately a year and a half, our experience is that volatility in our operating profit has been moderate and that in shareholders’ equity small, on a net basis. Nevertheless, we continue to believe that it is important to be able to communicate to investors our view on the Company’s performance in a manner management finds consistent with the Company’s business model. Our non-GAAP performance measurement, Core Earnings, is used for internal performance reporting, budgeting and forecasting, and as a basis for calculations of outcomes in the general incentive system applicable to all personnel.

We will continue to communicate our non-GAAP performance measurement, Core Earnings, to investors all over the world and hope to be able to do that in the United States as well, so that the U.S. investors will not have less information than our other investors.

With regards to our consideration of Release 33-8176, Conditions for Use of Non-GAAP Financial Measures, we believe that we have complied with the requirements

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set forth therein. Both in the 2007 20-F and in other filings, we have: (i) presented Core Earnings alongside the most directly comparable IFRS financial measure, which is “operating profit;” (ii) given no greater prominence to Core Earnings than to operating profit; (iii) set forth a reconciliation making clear the differences between Core Earnings and operating profit; and (iv) explained the reasons for our use of the Core Earnings measure. The required reconciliation appears on page 22 of the 2007 20-F. The required statement of the reasons for the inclusion of the Core Earnings measure is presented on page 21. We believe we have also complied with the other provisions of Item 10 of Regulation S-K (as amended by Release 33-8176) in preparing our 2007 20-F. In particular, we confirm that Core Earnings does not exclude any “charges or liabilities that required cash settlement, will require cash settlement, or would have required cash settlement absent an ability to settle in another manner.” The relevant exclusions consist of unrealized changes in the values of derivatives used for hedging purposes and other financial assets and liabilities. Though such derivatives or other financial assets and liabilities, as the case may be, may, themselves, be cash-settled, the changes in their market values are neither charges nor liabilities and do not require cash settlement.

We are currently considering enhancements to the form of our Core Earnings-operating profit reconciliation to provide finer detail, to the extent possible, concerning the differences between the two measures, and will endeavor to incorporate any such enhancements in our annual report on Form 20-F for the year ending December 31, 2008, which we expect to file in March 2009.

With reference to Question 28 of the Staff’s Frequently Asked Questions (FAQ) regarding the Use of Non-GAAP Financial Measures, use of the Core Earnings measure is not prohibited by the standard-setter that is responsible for establishing the GAAP used in the Company’s primary financial statements included in the filing with the Securities and Exchange Commission. Our presentation of Core Earnings is in accordance with the Committee of European Securities Regulators’ “Recommendation on Alternative Performance Measures,” issued in October 2005 (CESR/05-178b), which is the only available guidance under the GAAP used in the Company’s primary financial statements.

Item 5. Operating Review and Prospects

Critical Accounting Policies and Estimates under IFRS, page 16

2.

In future filings please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing the provision for probable credit losses would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. Provide us with your proposed future disclosure. Refer to SEC Release No. 33-8350.

Response:

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We acknowledge the Staff’s comment and will, in future filings, endeavor to disclose additional information in terms of quantitative analysis of the sensitivity of our reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. In particular, but without limitation, we will provide quantitative disclosure concerning the financial statement effects of using different hypothetical assumptions regarding (i) the yields of interest-bearing fixed assets and liabilities (used in valuing such assets and liabilities), (ii) future cash flows on impaired assets (used in assessing probable credit losses), and (iii) credit spreads applicable to transactions (used in performing fair-value assessments of assets and liabilities). Appendix A to this letter sets forth our existing textual discussion of these issues from the 2007 20-F, together with an indication of the form of the additional quantitative analysis we propose to include in future filings with respect to those assumptions that we believe could have a material impact on our financial statements should they prove to be incorrect.

Item 18. Financial Statements

Note 30. Effects from implementing IFRS

3.	Please tell us how you considered each individual exemption (a)–(n) in paragraph 13 of IFRS 1.

Response:

Exemption (a) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK has not been party to or undergone any business combinations.

Exemption (b) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK judged its previous GAAP, as applied by the Company, to be consistent with the book value of the relevant assets, in accordance with IFRS.

Exemption (c) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK judged its previous GAAP, as applied by the Company, to be consistent with IFRS.

Exemption (d) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK does not have any foreign operations.

Exemption (e) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK does not hold any compound financial instruments with equity components.

Exemption (f) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK does not have any subsidiaries or affiliates that became or will be first-time adopters of IFRS before or after the parent company.

Exemption (g) in paragraph 13 of IFRS 1 has been applied in implementing IFRS since SEK assigned financial instruments to the categories “assets available for sale” and “financial assets and liabilities at fair value to profit or loss” at the date of transition to IFRS.

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Exemption (h) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK has not entered into any share-based payment transactions.

Exemption (i) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK does not have any insurance contracts.

Exemption (j) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK has not applied IFRIC 1.

Exemption (k) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK does not have any leasing arrangements, as defined in IFRIC 4.

Exemption (l) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK has not recorded, at subsequent measurement, any gains or losses not permitted to be recorded as described in AG 76A.

Exemption (m) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK does not hold any financial assets or intangible assets accounted for in accordance with IFRIC 12.

Exemption (n) in paragraph 13 of IFRS 1 has not been applied in implementing IFRS since SEK does not have any assets falling within the scope of IAS 23.

4.

Please tell us how your reconciliations from Swedish GAAP (“SGAAP”) to IFRS have provided sufficient detail to enable users to understand the material adjustments to your financial statements. Refer to paragraphs 40 and IG63 of IFRS 1.

Response:

In the financial statements included in the 2007 20-F, and, in particular, in Note 30, Effects from implementing IFRS, on page F-41, we have quantified the material effects on the income statement, balance sheet and equity of the SGAAP/IFRS reconciliation, as of January 1, 2006. We believe that the disclosure is clear and complete. Furthermore, we have presented certain qualitative information regarding the differences between SGAAP and IFRS in the front part of the 2007 20-F, including under “Item 5 Operating and Financial Review and Prospects” (see pages 16 and 24).

5.

We note you presented a statement of cash flows under SGAAP in your Form 20-F for the fiscal year ended December 31, 2006. Paragraph 40 of IFRS 1 states that “if an entity presented a statement of cash flows under its previous GAAP, it shall also explain the material adjustments to the statement of cash flows.” Please tell us how you have complied with this requirement.

Response:

There are no material adjustments to the statements of cash flows as presented in the 2007 20-F, as compared to the statements presented in our annual report on Form 20-F for the prior financial year (the “ 2006 20-F”) that resulted from the implementation

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of IFRS. As stated in the 2006 20-F, the audited statements of cash flows therein were presented in accordance with IAS 7, Statement of Cash Flows.

Nonetheless, in 2007, an enhancement was made to the presentation of the statements of cash flows, as a result of emerging best practices with regard to how to report changes in outstanding senior debt. The Company had previously not differentiated between repayment of senior debt and exchange rate changes affecting senior debt, due to the difficulty of capturing the currency exchange effects in the system supporting the Company’s financial reporting. However, in order to implement best practices in this area, SEK has developed the necessary systems and has begun reporting “effects of currency translations on long-term debt” as a separate line item under “cash flows from operating activities.” This enhancement of our financial reporting is reflected in the 2007 20-F and will continue to be reflected in future filings. Whereas, in the 2006 20-F, repayments of senior debt and exchange rate changes were aggregated in the line item, “repayments of long-term senior debt, including effects of currency translations,” a component of “Cash Flows from Financing Activities,” in the 2007 20-F, the effects of exchange rate movements are reported separately in the line item, “effects of currency translations on long-term debt,” a component of “Cash Flows from Operating Activities.”

Furthermore, when implementing IFRS in full, from January 1, 2007, it was deemed that the definition of “cash and cash equivalents,” used in the preparation of previous statements of cash flows, which matched the definition used for purposes of the balance sheet, was not sufficient for the purpose of analyzing cash flows. Therefore, the definition was amended so that some amounts that are treated as “credits to credit institutions” in the balance sheet, are defined in the cash flow statements as being part of cash and cash equivalents. The amended definition of cash and cash equivalents is presented in the 2007 20-F, on page F-5, directly after the presentation of the statements of cash flows. The change in the definition resulted in a small adjustment to the amount of our cash and cash equivalents.

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SEK acknowledges that the adequacy and accuracy of the disclosures in its filings with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Yours sincerely,

/s/ Per Åkerlind

Per Åkerlind

Chief Financial Officer

/s/ Anna-Lena Söderlund
Anna-Lena Söderlund

Chief Accounting Officer

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APPENDIX A

Excerpt from the 2007 20-F, with indicative additional language shown in brackets:

The functional currency of the parent company

SEK has determined that the Swedish krona (Skr) is its functional currency under IFRS. SEK is economically hedged regarding foreign currency exchange revaluation effects related to revaluation of balance sheet components. The majority of its assets, liabilities and related derivatives are denominated in foreign currencies such as U.S. dollar and EUR. Under IFRS both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected as foreign exchange effects in revenues and expenses, where they largely offset each other. This reflects the economic substance of SEK’s policy of holding assets financed by liabilities denominated in, or hedged into, the same currency.

Classifications of securities as quoted on an active market

When classifying securities as loans and receivables management makes a judgment on whether these securities are quoted on an active market based on a number of pre-established factors. SEK has established a operational definition of when a transaction should be regarded as quoted on an active market. An instrument is regarded as quoted on an active market by SEK if there are sufficient numbers of parties offering bid and/or ask prices. All other transactions are regarded as not quoted on an active market. In the case of uncertainty additional qualitative criteria are taken into consideration in accordance with a predefined format.

[Additional language: If a larger number of securities were deemed to be quoted on an active market, these securities would be classified as assets available for sale and the after-tax changes in fair value for these securities would affect equity. It is, however, essentially impossible to predict the quantitative impact of any such changes because of the lack of homogeneity of our portfolio of non-quoted securities; the impact would very much depend on which types of securities were so classified, and any process we developed for identifying such types would be inherently speculative.]

The selection of the appropriate valuation techniques when prices from active markets are not available for derivatives and other financial instruments are carried at fair value

When reporting the amounts of its assets and derivatives, and its revenues and expenses, assumptions and estimates must be made in assessing the fair value of financial instruments and derivatives, especially where unquoted or illiquid securities or other debt instruments are involved. Management makes judgments in selecting the most appropriate valuation technique for the different financial instruments held by the group. If the conditions underlying these assumptions and estimates were to change, the amounts reported could be different.

When financial instruments are carried at fair value, fair value is calculated with the use of market quotations, pricing models and discounted cash flows. Some of SEK’s financial instruments are not publicly traded, and quoted market prices are not readily available. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results. Furthermore, the estimated fair value of a financial instrument may, under certain market conditions, differ significantly from the amount that could be realized if the security were sold immediately.

When the derivative instruments are carried at fair value, fair value is calculated based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instruments or market quotations. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results.

If the assumptions underlying those internal models were to change it could result in a material change in the fair value of those assets or liabilities.

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[Additional language: If, for example, the assumption regarding the yield of [interest-bearing fixed asset or liability] were changed so as to be 0.10 percent higher or lower than the yield actually used in the calculation, this would affect operating profit for the fiscal year ending December 31, 2008 by approximately Skr ☐– ☐ million and equity, at such date, by approximately Skr ☐–☐ million.]

SEK as an agent with respect to the S-system

SEK has assessed the S-system to be an assignment where SEK acts as an agent on behalf of the Swedish state rather than being the principal in the individual transactions. This assessment has been made based on a number of indicators such as: (i) SEK does not in substance, even though in format, have risk and reward of ownership; (ii) SEK does not have discretion in establishing prices; and (iii) SEK receives compensation in the form of a fixed commission. SEK has consequently presented the operations of the S-system in the income statement as the amount of net commission received, rather than the gross amounts collected in accordance with the agreement with the Swedish state. If SEK were regarded as a principal with respect to the S-system, all revenues and expenses in the S-system would be revenues and expenses of SEK. However, the net effect on SEK’s income statement would be unchanged. See Note 24 to the Consolidated Financial Statements for details about revenues and expenses in the S-system.

Provisions for probable credit losses

Provisions for probable credit losses are made if and when SEK determines that the obligor under a credit or another asset held, and after considering existing guarantees and collaterals, will probably fail to cover SEK’s full claim. If the judgment underlying this determination were to change it could result in a material change in provisions for probable credit losses.

[Additional language: Credit or impairment losses are recognized as the difference between the carrying value of a loan and the discounted value of our best estimate of future cash repayments. These estimates takes into account a number of factors related to the obligor. The actual amounts of future cash flows and the dates they are received may differ from these estimates and consequently actual losses incurred may differ from those recognized in the financial statements. If, for example, the actual amount of total future cash flow were 10 percent higher or lower than the estimate, this would affect operating profit for the financial year ending December 31, 2008 by Skr ☐-☐ million.]

Estimates of fair values when quoted market prices are not available

If a transaction is classified at fair value through profit or loss it includes valuing the hedged item to its full fair value. When quoted market prices are not available for such transactions certain assumptions must be made about the credit spread included in these transactions. If these assumptions were to change it could result in a material change in the fair value of these transactions.

[Additional language: If the assumption with relation to the valuation of assets classified at fair value through profit or loss were changed such that the average credit spread applied to such assets were 0.10 percent higher or lower than the spread actually used in the calculation, this would effect operating profit for the fiscal year ending December 31, 2008 by approximately Skr ☐–☐ million and equity, at such date, by approximately Skr ☐–☐ million.

If the assumption with relation to the valuation of liabilities classified at fair value through profit or loss were changed such that the average credit spread applied to such liabilities were 0.10 percent higher or lower than the spread actually used in the calculation, this would effect operating profit for the fiscal year ending December 31, 2008 by approximately Skr ☐–☐ million and equity, at such date, by approximately Skr ☐–☐ million.]

Valuation of derivatives without observable market prices

A large part of SEK’s portfolio of senior securities and related derivatives are in the form of structured products where the fair value of certain embedded derivatives (even though not bifurcated) sometimes require sophisticated models for valuing these transactions at fair value. If these assumptions were to change it could result in a material change in the fair value of these transactions, however with no net

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effect on operating profit or loss or equity, because all such contracts are part of exactly matched hedge relationships. Accordingly, any uncertainty that exists about the value of one individual balance sheet item always should be exactly offset by a balance sheet item with inverse value.

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